July 28, 2010

Mr. John Hartz
Senior Assistant, Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E., Stop 4631
Washington, D.C. 20549

Re:	Acorn Energy, Inc.
Form 10-K for the Year Ended December 31, 2009
Form 10-Q for the Period Ended March 31, 2010
File No. 1-33886

Dear Mr. Hartz:

This letter is submitted on behalf of Acorn Energy, Inc. (“we”, “Acorn” or the “Company”), in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of July 2, 2010 regarding the above captioned filings.

Our numbered responses correlate to the numbers in your July 2, 2010 letter and we have set forth in italics the full text of the comments included in your letter for convenience purposes.

We respond to the Staff’s comments as follows:

Form 10-K for the Year ended December 31, 2009

Item 1. Business
Customers, page 4

1.
We note arrangements with customers that you appear to be substantially dependent upon, but for which you have not filed any contracts with these customers as material exhibits. For example, we note that 60% of DSIT’s revenues were concentrated in two customers and that you have a significant relationship with Allegheny Energy. Please advise if you considered filing your agreements with these customers as material exhibits under Item 601(b)(10)(ii)(B) of Regulation S-K.

We reviewed our relationships and contractual arrangements with the two customers of DSIT and CoaLogix’ contract with Allegheny Energy prior to filing the referenced reports, and determined that none of the agreements with these customers is “a contract upon which the registrant’s business is substantially dependent” as described in Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company’s business is not substantially dependent upon its relationships with either of DSIT’s two such customers or its relationship with Allegheny Energy.  Revenues from DSIT’s two such customers represented approximately 9.6% and 8.4%, respectively, of the Company’s total revenues for the year ended December 31, 2009.  CoaLogix’ revenues from Allegheny Energy represented approximately 14% of the Company’s total revenues for the year ended December 31, 2009.  Neither DSIT’s two such customers nor Allegheny Energy is expected to provide more than 10% of the Company’s total revenues for the year ending December 31, 2010.

11707 Steele Creek Road, Charlotte, NC 28273   www.acornenergy.com   Tel: (704) 827-8933   Fax: (704) 827-8935

July 28, 2010

Item 601(b)(10)(ii)(B) of Regulation S-K requires the filing of contracts “upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of the registrants’ products of services…” (emphasis added).  As detailed above, the Company does not believe that its business is substantially dependent upon its relationship with any of these three customers.  Further, the contracts with these customers are not “continuing contracts” for the purchase of our products or services; the agreements do not represent binding obligations that the customer purchase products or services; and in each instance there is no ongoing obligation to purchase and purchase commitments are made under separate purchase orders. We note that due to CoaLogix’ continued revenue growth, the significance of its relationship with Allegheny Energy has and will continue to decrease.

Legal Proceedings, page 34

2.	For each legal proceeding, please tell us and revise future filings, to disclose:

•	The amount of damages sought if specified,
•	The amount of any accrual, if necessary for an understanding of the contingency,
•	The range of reasonably possible loss or additional loss or
•	State that such a loss cannot be estimated.

If you believe that any losses are remote, please explain in your response.

For example, we note that CoaLogix is being sued by Environmental Energy Services. However, on page 35, you indicate that you believe that Environmental Energy Services’ allegations are without merit. It is unclear, from this disclosure. whether it is reasonably possible that losses may result, regardless of your views as to the merit of the allegations.

With respect to the lawsuit filed by Environmental Energy Services, Inc. (“EES”), as reported in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2010, such lawsuit was settled effective May 11, 2010 with the terms of such settlement being confidential.  In order to be responsive to your question, we confidentially inform you that the Company has determined that the settlement amount paid to EES by CoaLogix was not material.

With respect to the lawsuit brought by SCR-Tech, LLC against Evonik Energy Services LLC, et al. (“Evonik”) no amount of damages was specified in the complaint, and since SCR-Tech, LLC is the plaintiff, loss to the Company would only arise in the event Evonik is successful in proving damages under its asserted counterclaims, and the Company with assistance from its outside legal counsel has made the determination that Evonik’s counterclaims are without merit and likely not to succeed.  Therefore, the Company believes that no contingency need be accrued for any loss associated with Evonik’s counterclaims, and in any event the amount any such loss cannot be estimated.

We will address the elements set out by the Staff in our disclosure of material litigation in future filings.

July 28, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview and Trend Information, page 41

3.
We note the disclosure relating to the work of an outside firm that assisted with determining the economic viability of MetalliFix We also note that you have an outstanding effective registration statement (File No, 333-161315) for which the filing of the Form 10-K will serve as a Section 10(a)(3) update: Please tell us what consideration you have given to naming the third party and obtaining the third party s consent. Refer to Interpretation 233.02 of the Division’s Securities Act Rules Compliance and Disclosure Interpretations.

The Company made a determination in December 2009 that MetalliFix was not economically viable.  In making its determination, the Company relied in part on information from tests conducted for the Company by a third party. Since the determination that MetalliFix was not economically viable was made by the Company and not by the third party, we do not believe that disclosure of the third party is required under Rule 436 or Interpretation 233.02 of the Division’s Securities Act Rules Compliance and Disclosure Interpretations.

Critical Accounting Policies

Goodwill and Intangibles, page 46

4.
In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, including goodwill and intangibles, please consider disclosing the following in future filings;

•
Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your long-lived assets, including but not limited to your use of a combination of discounted cash flow methodology;

•
•	How you group long-lived assets for impairment and your basis for that determination and your basis for that determination; and
•
•	Explain how the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes.

As a related matter, if any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units;

•	Identify the reporting unit;
•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
•	The amount of goodwill;
•	A description of the assumptions that drive the estimated fair value
•
A discussion of the uncertainty associated with the key assumptions. For example, assuming you use a discounted cash flow model, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

July 28, 2010

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

We will consider the disclosures suggested by the Staff in our future filings.

Financial Statement

Balance Sheet, page F-2

5.	Please separately disclose notes receivable pursuant to Rule 5.02.3 of Regulation S-X

We have no notes receivable in trade accounts receivable pursuant to Rule 5.02.3 of Regulation S-X.

Income Statement, page F-3

6.
We note that your share in the losses of Paketeria was $1.6 million for the period ended December 31, 2008. Please provide us your calculations for the asset, investment and income test of significance pursuant to Rule 3-09 of Regulation S-X.

In the year ending December 31, 2008, we filed as a smaller reporting company. In accordance with Rule 8 to Regulation S-X, smaller reporting companies are not required to comply with the requirements of Rules 3-09 (or 4-08(g) or 10-01(b)(1)) of Regulation S-X.

In addition, we point out that in 2008, the Company effectively wrote-off its entire investment in Paketeria (and made full provisions for loans provided) as Paketeria was insolvent and soon thereafter in 2009 entered bankruptcy. Accordingly, if Paketeria was deemed significant under one of the tests, the information required under Rule 8 to Regulation S-X would not be material or relevant to the Company’s financial statements.

7.
In future filings please present summarized information of subsidiaries not consolidated and 50 percent or less owned persons pursuant to Rule 4-08(g) of Regulation S-X. If applicable, provide any subsidiaries not consolidated and 50 percent or less owned persons required by Rule 3-09 of regulation S-X.

We will present the information requested by the Staff as applicable in future filings.

July 28, 2010

Exhibits 31.1 and 31.2

8.
We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

We will present identification of the certifying individual without title in future filings.

9.
You have replaced the word “report” with “quarterly report’ in paragraphs 3 and 4 of your certifications. In future filings, please revise your certifications to use the word “report” instead of the description of the incorrect corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

We will use the certification exactly in the form required by Item 601(b)(31) of Regulation S-K in future filings.

Form 10-Q for the Period Ended March 31, 2010

Note 4: US Sensor Systems Inc. (USSI), page 7

10.           We note your analysis concerning the consolidation of USSI as a VIE. Please provide for us an expanded analysis of the circumstances involving your determination of USSI as a variable interest entity and the determination that you are the primary beneficiary. Please address each of the factors you considered and support your conclusions for each factor through reference to existing GAAP.

Please see the attached memo analyzing our investment in USSI and our conclusion that USSI was a VIE which required consolidation. In addition, we call attention to the fact that in May 2010 we exercised another option in USSI and increased our shareholdings to approximately 15.8% (13.7% on a fully diluted basis). This was followed by a partial exercise in June 2010 which further increased our shareholdings to 16.6% (14.4% on a fully diluted basis). We fully expect to exercise our options in August 2010 which would increase our shareholdings to 57.6% (50.5% on a fully diluted basis).

Very truly yours, ACORN ENERGY, INC.

By:	/s/ Joe B. Cogdell, Jr.
Joe B. Cogdell, Jr.
Vice President, General Counsel & Secretary

From the desk of Michael Barth
Direct phone number (03) 531-9328
Direct E-mail: barthm@dsit.co.il

Re: USSI and FIN 46

Background

On November 25, 2009, Acorn signed a term sheet with USSI, whereby subject to definitive agreements, it agreed to acquire approximately a 4% interest in USSI for $200. USSI is a Delaware corporation based in Northridge, California. USSI's primary focus is to develop and produce fiber optic sensing systems for the energy and defense markets.

Following the purchase of an additional 95,469 shares of USSI on February 23, 2010 for $300, the Company entered into an option agreement with USSI and a related option agreement with certain stockholders of USSI.

The Company currently owns 146,386 shares of USSI’s common stock which the Company purchased for $500 and which represents approximately 10.0% of USSI’s fully diluted capitalization.

Under the terms of the option agreement with USSI, the Company has the right to acquire up to an additional 159,115 shares of USSI’s common stock for a purchase price of $500.  The Company has the right to acquire 63,646 of these shares under the option in consideration for payment of $200 on or before May 31, 2010.  If the Company exercises this installment, it has the right to acquire the remaining 95,469 shares under the option on or before August 27, 2010 in consideration for payment of $300.

Under the Company’s agreement with certain of USSI’s stockholders, the Company has the right to acquire 516,378 shares of USSI common stock held by such stockholders in consideration for payment to them of $2,112 on or before August 27, 2010.  If the Company exercises the options described in this and in the preceding paragraph, the Company would own common stock of USSI representing approximately 51% of USSI’s fully diluted capitalization.

Under the agreement with USSI, if the Company exercises the options to acquire USSI’s common stock described in the two preceding paragraphs, the Company would have the right to acquire 1,693,391 additional shares of USSI’s common stock from USSI on or before November 30, 2010 in consideration for payment of $1,500.  If the Company exercises this option, it would have the right to acquire 1,693,391 additional shares of common stock from USSI on or before May 30, 2011 in consideration for payment of $1,500.

If the Company purchases all of the USSI common stock it is entitled to purchase under the agreements, the Company would hold USSI shares representing approximately 84% of USSI’s fully diluted capitalization.

From PWC’s Guide to Accounting for VIE’s

Appendix B: Detailed Steps to Navigate through FAS 167

STEP 1: Determine if FAS 167 applies to the reporting entity.

Step 1A: Is the counterparty an “entity”? (VE 2.1)

Yes – Proceed to step 1B.
No – Apply other appropriate GAAP.

The VIE model applies to legal entities that are used to conduct activities or to hold assets.

The definition of legal entity includes all legal structures established to manage or administer activities of any kind or to hold assets or liabilities. For example, the following types of entities would all qualify as entities under the VIE model:

• Corporations
• Partnerships
• Other unincorporated entities
• Limited liability companies
• Grantor trusts
• Other trusts

USSI is considered an entity under FAS 167.

Step 1B: Is a scope exception available? (VE 2.2)

Yes – Apply other appropriate GAAP.
No – Proceed to step 1C.

The VIE model provides the following scope exception (the “business scope exception”) for reporting enterprises with variable interests in an entity:

Excerpt from FAS 167 Appendix D:

4.h. An entity that is deemed to be a business under the definition of FASB Statement No. 141 (revised 2007), Business Combinations (ASC 805), need not be evaluated by a reporting enterprise to determine if the entity is a variable interest entity under the requirements of this Interpretation unless one or more of the following conditions exist (however, for entities that are excluded by this provision of this Interpretation, other generally accepted accounting principles should be applied):

(1) The reporting enterprise, its related parties, or both participated significantly in the design or redesign of the entity.
However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee.
(2) The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.
(3) The reporting enterprise and its related parties provide more than half of the total of the equity, subordinated debt, and other forms of subordinated financial support to the entity based on an analysis of the fair values of the interests in the entity.
(4) The activities of the entity are primarily related to securitizations or other forms of asset.

What is a “Business”?

In order to apply the business scope exception, the reporting enterprise must determine whether or not the entity is a business. The guidance for accounting for business combinations is located in ASC 805, Business Combinations (ASC 805). ASC 805-10-55-4 through 55-9 state that the definition of a business for use in the VIE model is as follows:

Excerpts from ASC 805-10:

ASC 805-10-20: A business as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.
ASC 805-10-55-4: A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business. The three elements of a business are defined as follows:
a.	Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it.
b.	Process. Any system, standard, protocol, convention, or rule that, when applied to an input or inputs, creates or has the ability to create outputs.
c.
Output: The result of inputs and processes applied to those inputs that provide or have the  ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

ASC 805-10-55-5: To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements—inputs and processes applied to those inputs, which together are or will be used to create outputs.

According to the above definition, USSI is a business.

As mentioned above, the entity that meets the definition of a business does not need to be evaluated by the reporting enterprise unless one or more of the following conditions are met:

Condition 1: Design of the Entity

Excerpt from FAS 167 Appendix D:

4.h(1) The reporting enterprise, its related parties,3 or both participated significantly in the design or redesign of the entity. However, this condition does not apply if the entity is an operating joint venture under joint control of the reporting enterprise and one or more independent parties or a franchisee.

Acorn did not significantly participate in the design of USSI.

Condition 2: The “Substantially All” Test

Excerpt from FAS 167 Appendix D:
4.h(2) The entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties.

Under the terms of the agreements with USSI, the Company has the right to exercise its options to acquire the shares of USSI. Those call options are fixed - price and as of today are “in the money” (we conclude that since the Company had already exercised its first installment).
A nonreciprocal, fixed-price or “in the money” call option on the other investors’ equity investments is one of the “strong indicators” in the evaluation of the “substantially all” condition, that may at times, be sufficient to support a conclusion that substantially all of the activities of the entity either involves or is conducted on behalf of the reporting enterprise.
Another “strong indicator” is if the entity performs research and development activities, and the reporting enterprise has an economic interest (e.g., through a purchase option) in the results of the research that constitutes substantially all of the entity’s activities.
USSI is developing for number of projects/applications. As the product develops and has increasing success (passing trial tests), which for Acorn validates the product, it will continue to exercise the options. Thus far, they continue to progress and Acorn has exercised its first option.
Acorn has an economic interest through its “in the money” call options in the results of the product development that constitute substantially all of USSI activities. Therefore we can conclude that substantially all of USSI activities involve Acorn.

Step 1C: Does the reporting enterprise have a variable interest in the entity? (VE 3)
Yes – Proceed to step 2.
No – Apply other appropriate GAAP.

Variable interests are not limited solely to equity investments. The excerpt below clarifies this point:

Excerpt from FAS 167 Appendix D:
6.   The investments or other interests that will absorb portions of a variable interest entity’s expected losses or receive portions of the entity’s expected residual returns are called variable interests.

Acorn does have a variable interest in USSI (equity investment of $500k and a call options).

STEP 2: Determine if the entity is a VIE.

Step 2A: Consider the appropriate determination date and the equity investment at risk. (VE 4.1)

The determination date is the February 23, 2010, the signing of the agreement between USSI and Acorn.

Step 2B: Determine if the equity investment at risk has any of the five characteristics of a VIE. (VE 4.2)

Characteristic 1: Is the equity investment at risk insufficient to finance the activities of the entity? (VE 4.2.1)
Characteristic 2: Do the holders of the equity investment at risk lack power to direct activities that most significantly impact the entity’s performance? (VE 4.2.2)
Characteristic 3: Was the entity established with non-substantive voting rights?
(VE 4.2.3)
Characteristic 4: Do parties other than the holders of the equity investment at risk have the obligation to absorb expected losses? (VE 4.2.4)
Characteristic 5: Do parties other than the holders of the equity investment at risk have the right to receive the residual returns? (VE 4.2.5)
_______________________
If the answer to all of the above questions is “no,” the entity is not a VIE. Apply other appropriate GAAP.
If the answer to any of the questions is “yes,” proceed to step 3 to identify the primary beneficiary.

Characteristic 1: Is the equity investment at risk insufficient to finance the activities of the entity? (VE 4.2.1)

Calculating the Equity Investment at Risk

The following provides an overview of how the amount of equity investment at risk in an entity is calculated:

GAAP equity investment (i.e., fair value of the equity)
Less: Equity investments that do not participate significantly in the entity’s profits and losses
Less: Equity investments in an entity that are the source of subordinated financial support for another VIE
Less: Equity investments provided to the equity investor by the entity or other parties involved with the entity
Less: Equity investments financed for the equity investor by the entity or other parties involved with the entity
Equals: Equity investment at risk (at fair value)

As at February 23, 2010 (according to USSI's trial balance), USSI's has an equity of $40 (after a deduction of $225 preferred stock investments, that don’t participate significantly in the USSI’s profits and losses) - thus equity investment does not appear to be sufficient to finance the activities of the Company.

STEP 3: Determine which enterprise is the primary beneficiary (i.e., which enterprise should consolidate the VIE).

Step 3A: Identify all other enterprises that hold variable interests in the VIE. (VE 1 and VE 5.1)

Below is a table showing all other variable interests in USSI. It should be noted that the table is based on a fully diluted bases and that the interest by RAE is in warrants in the Company that have not been exercised.

James K. Andersen	370,000	25.2%
Gerald R. Baker	60,000	4.1%
Agop Cherbettchian	30,000	2.0%
CKSW Partners	63,000	4.3%
Eric L. Goldner	120,000	8.2%
LWL Investment Group LLC	125,786	8.6%
Sulhbir Pannu	25,000	1.7%
Kevin Ryu	4,000	0.3%
Dan D. Tomlinson	17,625	1.2%
Stephen Whang	15,578	1.1%
Howard F. Wilkinson	8,000	0.5%
Philip W. Colburn - preferred	94,338	6.4%
Michael Schwartz- preferred	94,338	6.4%
Jeffery Paul - preferred	94,338	6.4%
RAE - preferred (warrants)	200,000	13.6%

Step 3B: Combine all variable interests with the variable interests that are held by related parties and de facto agents. (VE 1 and VE 5.1)

There are no related parties to Acorn with variable interests in USSI.

Step 3C: Determine if the reporting enterprise fulfils both of the following criteria required to be a primary beneficiary. (VE 5.1)

Power Criterion: Does the reporting enterprise on its own (and if not on its own, its related parties and de facto agents group) have the power to direct the activities of the VIE that most significantly impact the entity's economic performance?

If the answer to the above question is “no,” the reporting enterprise is not the primary beneficiary. Proceed to step 4C.

If the answer to the above question is “yes,” proceed to the question below.

Evaluation of Call Options in Assessing the Power of an Entity

In many cases, the existence of the call option will not impact the analysis of power; however, we do believe that call options should be carefully considered to determine if the substance of the call option gives the holder the power to make decisions that most significantly impact the economic performance of the VIE. If the call is currently exercisable, we believe that the following factors should be considered in making this evaluation:

• The strike price and other key terms of the call option. If the call option has an exercise price at fair value instead of an exercise price based on a fixed price or formula, it would be highly unlikely that the call option in and of itself would provide the holder with power. However, if the option’s exercise price is based a fixed amount or on a formula, the intrinsic value of the option should be considered. In situations in which the option is deep-in-the money, it may be likely that the substance of the arrangement is that the holder of the option has power over the entity.

Acorn’s call options has an exercise price that based on a fixed price and currently the options is in the money (Acorn had already exercised its first option). As USSI continues to progress and pass trial tests, the value of the option will increase and it is reasonable to assume that during the following year, the option would be deep-in-the money.

• The significance and importance of the holder of the option’s potential ownership in the entity. For example, if the VIE’s activities are of the utmost importance to the holder’s ongoing business, there is a greater potential for the holder to effectively influence the entity. However, in most cases, the level of influence will not be so great as to allow the holder to have the ability to make decisions that most significantly impact the economic performance of the entity.

USSI activities are not of the utmost importance to the Acorn’ business and Acorn is not dependent on USSI for it ongoing business. Given, the method of Acorn’s operations (investing in companies and helping them develop), USSI’s activities are not of the utmost importance to Acorn (since there are other companies in Acorn’s portfolio), but USSI’s development is definitely of importance. It is expected that Acorn’s ultimate goal is to own a majority of USSI, and accordingly, we can say that USSI’s success is important to Acorn.

• The overall level of control held by the holder of the option based on the existence of the call option by itself or with other variable interests held by the holder (including its related parties/de facto agents).

Acorn does exert some level of influence/control at USSI as evidenced by its having a Board representative (John Moore) and its involvement in the development of the business (visits by Acorn’s CTO David Beatson). Acorn’s involvement with USSI as a 10% shareholder is no less than its involvement in other entities in it’s portfolio where it is a majority shareholder – this supports the notion that Acorn’s expected ultimate goal is to have actual legal (>50% holding) in USSI which it can do by virtue of the existence of the option.

• The overall importance of the holder’s operations to the ongoing business activities of the VIE. The greater the level of importance to the VIE’s dependence on the holder to conduct its business activities may effectively provide the holder with power over the entity.

As discussed in step 2B above, USSI’s equity would not be sufficient to finance the company’s ongoing business. Due to this fact and the understanding that USSI has no other significant sources of financing, we assume that level of the USSI dependence on Acorn’s investment and support in order to accomplish the development of USSI’s projects and conduct its business activities is high.

• The existence of barriers to exercise the option. A careful consideration of factors that could prevent or limit the ability of the holder to exercise the call option (e.g., due to illiquidity, regulatory concerns or other factors) may lead to a conclusion that the holder does not have the power over the entity through its call option.

There are no barriers to the exercise of the call option.

• The existence of conditions such that it would not be prudent, feasible and substantially within the control of the holder of the call to exercise the call option (e.g., the counter-party to the call option controls technology that is critical to the VIE or the counter-party to the call option is the principal source of funding for the
VIE).

There no such conditions.

If the call option can only be exercised when a substantive contingency occurs, we do not believe that the call options should be considered in the power criterion evaluation until the contingency is resolved (i.e., at the point in time that the call is exercisable). Additionally, if the call is not currently exercisable merely due to the passage of time (e.g., call option that is exercisable after year 5), then it is not considered in the power criterion evaluation until it is exercisable. In effect both of these scenarios would be situations in which it is important to perform an ongoing analysis.

Two scenarios that described above are not relevant to Acorn. In fact, with respect to the time aspect of the option described above, the opposite is true and the options must be exercised serially and over a relatively short period of time (actual control would be gained by August 2010).

Additionally, cash settled call options should not impact the analysis since these do not give the holder any rights to make decisions that significantly impact the economic performance of the VIE.

Acorn’s call option is not cash settled.

In all of the scenarios described above, it is assumed that the call option gives the holder the right to obtain power upon exercise. There can be some limited situations in which the holder of the call option may have voting rights or other decision making rights that legally exist in the call option itself (e.g., upon executing the call option, the holder may be granted the ability to elect board of directors of the VIE). In those cases, the rights granted should be considered in the evaluation of the power criterion.

Based on the abovementioned factors, it is management’s conclusion that Acorn’s call option gives it the power to make decisions that most significantly impact the economic performance of the VIE.

Losses/Benefits Criterion:

Does the reporting enterprise (and if not on its own, its related parties and de facto agents group) have the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE?
If the answer to the above question is “yes,” proceed to Step 3D.
If the answer to the above question is “no,” the reporting enterprise is not the primary beneficiary. Proceed to step 4C

Losses/Benefits Criterion

If an enterprise has met the power criterion, it will then need to determine whether it has the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity. Both the power criterion and the losses/benefits criterion are required for the enterprise to be the primary beneficiary of the VIE.
Under the new guidance, determining whether an enterprise has the obligation to absorb losses of or the right to receive benefits from the VIE that could be potentially significant to the VIE is not based on a quantitative expected loss/expected residual return calculation required under the previous model. Rather, this assessment is intended to be a qualitative judgment-based analysis which considers all of the facts and circumstances about the terms and characteristics of the variable interest(s), the design and characteristics of the VIE and the other involvement that the enterprise may have with the VIE.

As discussed in step 2B above, USSI’s equity would not be sufficient to finance the company’s ongoing business. As of February 28, 2010, USSI’s total assets are about $417 (including Acorn’s $300 investment) and other than Acorn’s call options there are no other significant sources of financing. Acorn is not obligated to absorb any losses, but it would likely support USSI during the development and trial tests of their product.

The losses/benefits criterion also requires the enterprise to consider that although it may not have rights or obligations that are currently significant, its variable interest may provide it with obligations or rights that may be significant to the VIE in the future even under seemingly improbable scenarios. Therefore, under the assumption that Acorn will exercise its call options and own a majority in USSI, it would receive benefits from USSI that could be potentially significant to USSI.

Based on the analysis above, it is management’s conclusion that Acorn has a controlling financial interest in USSI and must consolidate it in its financial statements effective February 23, 2010 (the date of the signing of the investment agreement).